FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding proposed appointment of director of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on December 24, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED APPOINTMENT OF DIRECTOR

Reference is made to the announcement dated 14 December 2011 published by Huaneng Power International, Inc. (the “Company”) on the resignation of Mr. Liu Shuyuan (director).

PROPOSED APPOINTMENT OF DIRECTOR
The Company proposes to nominate Mr. Guo Hongbo (“Mr. Guo”) to be the candidate of the director for the Seventh Session of the Board of Directors of the Company.

Mr. Guo’s biographical details are set out below:

Mr. Guo Hongbo, aged 43, is the General Manager and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He has been the Planner of Anshan Chemical Fibre Wool Textile Factory, Assistant to the Factory Head and Deputy Factory Head of Anshan Silk Printing and Dyeing Mill, Deputy General Manager of Anshan Co-operation Limited Liability Company, Assistant to the General Manager, Deputy General Manager and General Manager of Liaoning Engineering Machinery (Group) Limited Liability Company, Chairman and General Manager of Liaoning Libo Hydraulic Mining Co., Ltd, Assistant to the General Manager of Liaoning Chuangye (Group) Limited Liability Company and Liaoning Energy Corporation, Assistant to the General Manager, Deputy Manager, Administrative Deputy General Manager and Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr Guo graduated from Jilin University specializing in administrative management, holding a postgraduate degree of master in management. He is a senior engineer.

Mr. Guo’s tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Guo will be announced after the determination is made. As at the date of this announcement, save as disclosed above, Mr. Guo has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ÒListing RulesÓ) nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

Circular containing, inter alia, the proposed appointment of Mr. Guo as a director of the Company, together with the notice of the extraordinary general meeting, will be sent to Shareholders as soon as practicable.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)

Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
24 December 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 27, 2011